Exhibit 99.2

RESOLUTIONS OF THE BOARD OF DIRECTORS
OF
PAZOO, INC.

WHEREAS, the Board of Directors (the "Board") of Pazoo, Inc. (the "Company") conducted a duly noticed Board meeting, via telephone, on March 17, 2014, commencing at 2:00 p.m.

WHEREAS, all of the Board Members of the Company were present at the meeting.

WHEREAS, the Board has determined that it is in the best interests of the Company that certain corporate actions need to be taken and/or ratified, and all Board members voted unanimously to adopt the following corporate actions:

Reverse Stock Split of Series A Convertible Stock

WHEREAS, the Company has entered into (4) four separate Investment Agreements with Integrated Capital Partners, Inc. (“ICPI”) whereby ICPI agreed to acquire Series A Convertible Preferred Stock of the Company; and

WHEREAS, the total number of authorized shares of Series A Convertible Preferred Stock is 10,000,000; and

WHEREAS, Whereas there are no holders of Series A Convertible Preferred Stock other than ICPI; and

WHEREAS, ICPI currently holds 9,233,935 of Series A Convertible Preferred Stock; and

WHEREAS, ICPI is prepared to make a further investment under Investment Agreement No. 4, dated March 13, 2014, and the Company feels it is in the best interest of the Company and its shareholders to accept ICPI’s investment; and

WHEREAS, with the consent of ICPI, the only holder of Series A Convertible Preferred Stock, the Board has voted to effectuate a 10 for 1 reverse stock split of the Series A Convertible Preferred Stock so that ICPI will be issued 1 share of Series A Convertible Preferred Stock for every 10 shares of Series A Convertible Preferred Stock held by ICPI immediately prior to such reverse stock split; and

WHEREAS, under the terms of the Certificate of Designations of the Series A Convertible Preferred Stock, and without adversely effecting any of the rights of any holder of the common stock of the Company, the conversion rate of the Series A Convertible Preferred Stock will be appropriately adjusted for the effect of the reverse stock split (i.e. post reverse stock split every share of Series A Preferred Stock shall be converted into 100 shares of the Company’s common stock).  Accordingly, purchase price of any Series A Convertible Preferred Stock by ICPI (under any existing Investment Agreement and/or Warrant) shall be multiplied by 10 so that no common stock holder is adversely effected (e.g.   a pre-reverse stock split purchase price of $0.05 per share immediately prior to the reverse stock split shall now be $0.50 per share);

BE IT RESOLVED, that effective immediately there shall be a 10 for 1 reverse stock split of the Series A Convertible Preferred Stock and, so as to not adversely effect any holder of the common stock of the Company, all of the purchase prices (under any existing Investment Agreement and/or Warrant with ICPI now in effect) shall be increased ten fold.

General

FURTHER RESOLVED, that the executive officers of the Company be, and each of them hereby is, authorized, empowered and directed, on behalf of the Company and in its name, to take all such further actions and to execute and deliver all such further instruments and documents in the name and on behalf of the Company and under its corporate seal or otherwise and to pay all such expenses and taxes, as in his or their judgment shall be necessary, proper or advisable in order to fully carry out the intent and accomplish the purposes and intents of the foregoing resolutions, such judgment to be evidenced by the taking of such actions, including without limitation the correction of typographical errors and other similar ministerial changes to the approved documents.

FURTHER RESOLVED, that the Board hereby ratifies each act consistent with the purposes of these resolutions performed by any officer of the Company prior to the adoption of these resolutions;

FURTHER RESOLVED, that the Board hereby confirms that these resolutions supersede any prior resolutions of the Board, if any, that are inconsistent with these resolutions solely to the extent of any such inconsistency;

FURTHER RESOLVED, that the Board hereby authorizes the Company to certify the passage of the foregoing resolutions under the seal of the Company or otherwise and to attest to the authenticity of the signatures of other officers of the Company, if such attestation is deemed necessary or advisable; and

FURTHER RESOLVED, that the Board hereby authorizes the Secretary of the Company to make such corrective or minor modifications or additions to the foregoing resolutions as shall be deemed necessary or appropriate, so long as the resolutions, as so modified or supplemented, affect the intent and purposes of these resolutions.

FURTHER RESOLVED, that the Secretary of the Company is hereby directed to file a copy of these resolutions with the minutes of the proceedings of the Company.

March 17, 2014
BOARD MEMBERS

David M. Cunic

Steve Basloe

Gregory Jung

COMPANY SECRETARY

Ben Hoehn